

Nam Mokwunye · 3rd in

Catalyze | Develop | Mentor

United States · 500+ connections · **Contact info**

VYb **Video Yearbook**

Stanford University

Experience



Founder/Chief Catalyst

Video Yearbook

Sep 2019 – Present · 6 mos

United States

A public benefit project, Video Yearbook is a platform service that helps schools celebrate the hearts and minds of students by empowering all students to video their school life stories.

　　　**Video Yearbook**

Founder/CEO

PublicVine

Jan 2014 – Present · 6 yrs 2 mos

United States

Innovation lab mentoring industry experts to build innovative brands with a license of our patented integrated streaming video platform and ledger payment system.

Co-Founder/Chairman

IHC (World Class Hospitals)

Sep 2012 – Present · 7 yrs 6 mos

Nigeria

In partnership with an international consortium of operators, clinicians and business professionals, developing the 250 bed flagship of a world class hospital ecosystem designed to reduce the economic impact of medical tourism in Africa--beginning with Nigeria where nearly $2BB is spent annually receiving healthcare outside the country.

 **Vital Wave**

6 yrs

 **Lead Consultant & Project Manager**

2010 – 2014 · 4 yrs

Multi-nation: United States, Ethiopia, Nigeria, South Africa, Kenya

Strategy consulting firm. Notable clients included Bill & Melinda Gates Foundation, World Bank, African Union, African Development Bank, Children's Investment Fund, Microsoft, Qualcomm, Johnson & Johnson, USAID/UN Foundation, Government of Nigeria, Government of Ethiopia.

 **Consultant**

2008 – 2010 · 2 yrs

Palo Alto, California, United States

 **Project Manager, Polio Mapping Project**



Bill & Melinda Gates Foundation
Jul 2012 – Oct 2012 · 4 mos
United States (Remote), Nigeria (Onsite)

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Education



Stanford University
Visiting Scholar, Innovation



Dartmouth College
BA



University of Massachusetts, Amherst
Master of Business Administration - MBA

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Skills & Endorsements

Strategy · 99+


Endorsed by **Allison Johnson and 7 others who are highly skilled at this**   Endorsed by **3 of Nam's colleagues at PublicVine**

Business Development · 92


Endorsed by **Stone Atwine and 3 others who are highly skilled at this**

Entrepreneurship · 78


Endorsed by **Carlos Figueroa and 1 other who is highly skilled at this**

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